RECEIVED

2007 SEP 25 A 5:27

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Abbey Capital

07026903

1/2 Cavendish Row,
Upper O'Connell Street,
Dublin 1
tel: 353-1-828 0400
fax: 353-1-828 0499
email: info@abbeycapital.com
web: www.abbeycapital.com

Office of International Corporate Finance
Mail Stop 3628
U.S. SEC
100 F. Street North East
Washington DC
20549
USA

SUPPL

12th September 2007

<u>Re: Submission of ACL Alternative Fund Ltd, file number 34999</u>

Dear Sir/Madam,

Please find enclosed the following reports for the ACL Alternative Fund, covering the period August 1st – August 31st, 2007.

- Monthly Performance Report for August.
- Daily NAV's for ACL Alternative Fund for August.

Please do not hesitate to contact me directly should you have any additional questions.

Can you please confirm if it possible to send this information by email going forward. If this would be possible, please contact me at pcarney@abbeycapital.com or call 00353 18280 410.

Kind Regards,

Peter Carney
Chief Financial Officer
Abbey Capital Ltd

PROCESSED
SEP 26 2007
THOMSON FINANCIAL

9/25

RECEIVED

2007 SEP 25 A 5:29

Abbey Capital

1-2 Cavendish Row
Upper O'Connell Street
Dublin 1
Ireland
Phone: 00 353 1 828 0400
Fax: 00 353 1 828 0499

ACL Alternative Program USD Share Class A

Monthly Performance Update August 2007 **-5.4%, -5.2% Year-to-date**

Summary

The ACL Alternative Fund USD Share Class A was down -5.4% in August, and is currently -5.2% year-to-date. Loses came primarily from FX and energy markets. Fixed income, metals, equity and softs were slightly negative while grains were the only profitable sector for the month. Heightened credit concerns led by sub-prime mortgage fears spurred increased market volatility, a broad equity market sell-off and more risk averse market conditions. Central bank intervention mid-month calmed markets somewhat into month-end.

Given recent cash liquidity issues in markets, we would like to confirm that all excess cash in the ACL Alternative Fund is managed by Abbey Capital and placed on short term deposit with a one month tenor across several A1 P1 rated banks.

FX

Credit fears and high market volatility caused the JPY to rally across the board as investors liquidated speculative assets funded in borrowed JPY. This risk aversion saw the JPY close up +3% against both the USD (115.92) and EUR (158.07). The unwinding of the carry trade saw the high-yielding AUD decline sharply closing -8% lower against the JPY and -5% versus the USD. The USD closed higher against the EUR at 1.3636 after appreciating to a 2-month high of 1.34 earlier in August on increased demand for US Treasuries. Markets remained choppy into month-end as uncertainty surrounded the possibility of a Federal Reserve interest rate cut.

Equity

Equity markets were mixed in August, falling sharply earlier in the month on evidence of distress in credit markets, before the Fed's decision to cut its discount lending rate saw markets stabilise and then rise into month-end. The S&P 500 finished +1.3% higher despite falling -6.1% from 08-Aug to 15-Aug. European indices finished mixed with the FTSE down -0.9% and the DAX climbing +0.7%. In Asia, the Nikkei 225 ended -3.9% lower, while the Hang Seng rallied to a new record high, up +3.4%.

Financials

Bond prices were mixed on the month as long-term notes finished higher while short-term financials fell on diminishing expectations of near-term interest rate cuts. Demand for commercial paper declined dramatically and demand for government-backed assets increased as liquidity dried up in mid-August. This flight-to-quality saw the yield on the US Treasury 10-year note fall to a 5-month low of 4.48%.

Energy

Hurricane activity failed to disrupt energy production facilities in the Gulf of Mexico and Crude Oil prices declined sharply from record highs to a low of $69, before climbing to $74 by month-end. The favourable weather also saw Natural Gas prices end lower, closing at a 10-month low.

Agriculture and Metals

Adverse crop-growing conditions in Europe and Australia saw Wheat prices rally to a new record high. Orange Juice and Sugar prices closed lower on an expected increase in supplies. The threat of a US economic slowdown effected base metals prices, with Copper and Zinc finishing lower on the month.

Continued overleaf..

ACL Alternative Program Monthly Rates of Return ($ Class A)

(commencing 1st December 2000)

	2000	2001	2002	2003	2004	2005	2006	2007
January	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	5.5%	1.5%
February	-	2.4%	-2.5%	8.4%	7.1%	0.2%	-2.9%	-4.8%
March	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	3.5%	[illegible]
April	-	-5.2%	-2.6%	1.0%	-5.9%	-2.8%	7.3%	4.8%
May	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	-0.6%	2.4%
June	-	-1.6%	10.6%	-4.8%	-4.3%	3.8%	-2.9%	3.4%
July	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
August	-	5.8%	4.8%	-0.9%	-2.2%	1.9%	1.2%	-5.4%
September	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	-2.2%	-
October	-	9.7%	-7.2%	2.7%	1.3%	-1.7%	2.3%	-
November	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	2.5%	-
December	8.8%	-0.0%	6.9%	6.0%	-0.4%	0.9%	3.1%	-
YTD	8.8%	11.8%	19.0%	15.3%	-4.8%	11.3%	14.1%	-5.2%

Figure for August 2007 is estimated

The Program commenced in December 2000 and was launched as a fund in January 2002. It allocates to a group of external Alternative Investment Managers. The performance figures shown are net of all fees and interest is included (pro-forma interest from December 2000 to April 2001 actual interest received thereafter).

Performance Analysis *(as at 31st August 2007)*

	ACL Alternative Program USD Share Class A (1st December 2000)	ACL Alternative Fund USD Share Class A (31st January 2002)
Cumulative Return	91.5%	60.2%
Annualised ROR	10.1%	8.7%
Largest Monthly Gain	10.6%	10.6%
Largest Monthly Loss	-11.5%	-7.7%
Annualised Volatility	15.1%	13.9%
Volatility from Nov 2003	12.2%	12.2%
Maximum Drawdown	-17.8%	-17.8%
Sharpe Ratio	0.5	0.4

The ACL Alternative Program started 1st December 2000 and fund was launched on 31st January 2002

PAST PEFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

Abbey Capital

1-2 Cavendish Row
Upper O'Connell Street
Dublin 1
Ireland
Phone: 00 353 1 828 0400
Fax: 00 353 1 828 0499

Trading Style Analysis

Four of the twenty managers in the ACL Alternative were positive in August. While Macro managers made gains during the month, the unwinding of the carry trade and a flight-to-quality into USD led to losses for FX, Value and Trendfollowing strategies. Losses in Energy and Fixed Income market also contributed to Trendfollowing losses and it was the worst performing trading style. Short-term traders provided positive diversification on the key days of market dislocation and finished flat overall for the month.

Correlation Table

(Monthly Returns from December-2000 to August-2007)

	ACL Alternative Program USD Share Class A	S&P 500	MSCI World (gross local)
ACL Alternative Program USD Share Class A	1.0	[illegible]	[illegible]
S&P 500		1.0	1.0
MSCI World (gross local)			1.0

Source S&P 500, MSCI World: Bloomberg


ACL Alternative Program USD Share Class A Cumulative Return - December 00 to August 07*
$2,200
$2,000
$1,800
$1,600
$1,400
$1,200
$1,000
$800
Current Value of $1,000 invested in December 00 = $1,915
** Figure for August 07 is estimated**

* The ACL Alternative Program started on 1st December 2000 and was launched as a fund in January 2002


ACL Alternative Program - Market Sector % Gross Trading P&L Attribution: August 07*
Cumulative Gross Trading P&L
Currency - emerging markets
Currency - majors
Energy
Equity Indices
Grains
LT Financial
Meats
Metals - Base
Metals - Precious
Softs
ST Financial
Market Sector

*The above graph shows gross figures, excluding interest and fees.

Fund Class	Inception Date
ACL Alternative Fund USD Share Class A	January 2002
ACL Alternative Fund Euro Share Class A	July 2004
ACL Alternative Fund USD Share Class B	July 2006
ACL Alternative Fund GBP Share Class B	January 2006

ACL Alternative Fund Limited
Daily asset value calculation
US $ Share Class (in Base Currency)

31-Aug-07

Submission of ACL Alternative Fund Ltd, file number ***34999***

Date	NAV
31-Jul-07	169.3200
1-Aug-07	167.660
2-Aug-07	169.160
3-Aug-07	169.350
6-Aug-07	167.400
7-Aug-07	166.660
8-Aug-07	168.620
9-Aug-07	164.480
10-Aug-07	162.980
13-Aug-07	162.750
14-Aug-07	161.530
15-Aug-07	161.550
16-Aug-07	159.510
17-Aug-07	159.350
20-Aug-07	159.930
21-Aug-07	160.040
22-Aug-07	159.750
23-Aug-07	159.500
24-Aug-07	159.560
27-Aug-07	160.170
28-Aug-07	160.870
29-Aug-07	160.620
30-Aug-07	161.050
31-Aug-07	160.160

END